Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
November 21, 2022
VIA EDGAR
Mr. Timothy Worthington
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Worthington:
The following are responses to the comments that we received from you by telephone on October 14, 2022 regarding Post-Effective Amendment No. 373 to the Registration Statement on Form N-1A for the Direxion Daily Crypto Industry Bull 2X Shares, Direxion Daily Crypto Industry Bear 2X Shares (the “Crypto Industry ETFs”), Direxion Daily Tech 100 Bull 2X Shares, and the Direxion Daily Tech 100 Bear 2X Shares (the “Tech 100 ETFs”), each a series of the Direxion Shares ETF Trust (the “Trust”), which was filed with the SEC on August 26, 2022.
The Direxion Daily Crypto Industry Bull 2X Shares and Direxion Daily Tech 100 Bull 2X Shares are each a “Bull Fund.” The Direxion Daily Crypto Industry Bear 2X Shares and the Direxion Daily Tech 100 Bear 2X Shares are each a “Bear Fund." Individually, each Bull Fund and Bear Funds is a “Fund” and, together, they are the “Funds.”
Your comments and the Trust’s responses are set forth below.
Crypto Industry ETFs
1) Please remove “Micro-Capitalization Company Risk” in light of the fact that securities in the Solactive Distributed Ledger & Decentralized Payment Tech Index (the “Crypto Industry Index”) must have a minimum market capitalization of $500 million, which the Staff believes are generally considered small-cap (and not micro-cap) securities.
Because the Crypto Industry Index is not rebalanced extraordinarily, a constituent will remain in the Crypto Industry Index even if its market capitalization falls below $500 million between scheduled quarterly rebalances. In reviewing the index constituents, Registrant noted that as of October 25, 2022, the Crypto Industry Index included constituents with market capitalization ranging from $58 million to $2.4 trillion. Therefore, Registrant determined to include “Micro-Capitalization Company Risk” to cover situations in which a constituent’s market capitalization falls below $500 million, and therefore, respectfully declines to remove such risk disclosure.
2) The Principal Investment Strategy sections refer to “payment gateways” under the subheading for the blockchain technology business field. Please clarify how payment gateways are linked to blockchain technology.
Registrant clarified that the payment gateways facilitate payments made with digital assets. The first bullet in the first paragraph of the Principal Investment Strategy section now reads as follows:
•
Blockchain Technology – Companies that provide digital, distributed ledgers that facilitate the process of recording transactions and tracking assets in a network. This includes companies providing blockchain technology services, including operation of digital asset trading platforms or payment gateways that facilitate payments made with digital assets and companies active in the development or integration of blockchain software and blockchain applications;
3) At the beginning or end of the Principal Investment Strategy section, please include a statement in bold font to the effect that the Fund does not invest directly in cryptocurrency, non-fungible tokens or any other digital asset (“crypto assets”).
Registrant has added the requested disclosure to the end of the Principal Investment Strategy section for the Crypto Industry ETFs. The newly added disclosure reads as follows: “The Fund does not invest directly in cryptocurrency, non-fungible tokens or any other digital asset.”
4) Each Fund includes a “Crypto Asset Risk.” Please (a) confirm that the Funds will not invest directly in cryptocurrency assets and (b) delete this risk tile or better differentiate this risk from “Crypto Industry Investing Risk,” which is also included in each Fund’s prospectus. If the Funds determine to include this risk, please consider whether the name of the risk tile should be changed so as to avoid the inference that the Funds invest directly in crypto assets.
Registrant confirms that the Funds will not invest directly in cryptocurrency assets and has deleted the “Crypto Asset Risk” disclosure from the Crypto Funds’ summary and statutory prospectuses.
5) Please tailor the Crypto Industry Investing Risk disclosure in the Bear Fund’s summary prospectus to reflect its inverse investment objective. As drafted, the disclosure identifies risks that may negatively impact the stock prices of crypto industry companies, but such risks actually have the potential to benefit the Bear Fund.

Registrant added a sentence to the end of the Crypto Industry Investing Risk that states the following: “The risks that may negatively impact the stock price of crypto industry companies may benefit the Fund due to its inverse investment objective.”
Tech 100 ETFs
6) Please include disclosure in each Fund’s Principal Investment Strategy section that ties a company’s listing on the NASDAQ Stock Market to the Funds’ technology theme. The Staff notes that the current disclosure suggests, without explanation, that a mere listing on the NASDAQ Stock Exchange implies exposure to technology companies.
Registrant notes that Registrant determined to change the name of each Tech 100 ETF to the Direxion Daily Transformative Tech 100 Bull 2X Shares and Direxion Daily Transformative Tech 100 Bear 2X Shares. Registrant added a sentence after the first sentence of the Principal Investment Strategy section that states the following: “The Index represents those NASDAQ-listed companies that are using technology to transform their business.”
7) Please disclose the exclusion of finance companies from the Index appearing in the second paragraph of each Principal Investment Strategy section at the beginning thereof .
Registrant has moved this disclosure to the beginning of the Principal Investment Strategy section.
8) Each Fund’s Principal Investment Strategy states that:
The components of the Index and the percentages represented by various sectors in the Index may change over time. The Fund will concentrate its investment in a particular industry or group of industries (i.e., hold 25% or more of its total assets in [the stocks of/investments that provide inverse leveraged exposure to] a particular industry or group of industries) to approximately the same extent as the Index is so concentrated.
Please confirm the accuracy of this disclosure and, in doing so, consider whether the Funds will invest in industries other than technology-related industries.
Registrant confirms the accuracy of this disclosure and the Funds will invest in sectors and industries other than technology-related industries, including the consumer discretionary, communication services, consumer staples, healthcare, and industrials sectors.
All Funds
9) Please revise each Bull Fund’s “80% test” in its Principal Investment Strategy section to clarify that each Fund will invest 80% of its net assets in certain securities and/or financial instruments that provide 200% exposure to the performance of the relevant index.
Registrant will consider making such revisions to each Bull Fund’s 80% test in conjunction with the Trust’s 2023 annual update.
10) Each Bull Fund’s Principal Investment Strategy states:
The Fund, under normal circumstances, invests at least 80% of its net assets (plus borrowing for investment purposes) in financial instruments, such as swap agreements, securities of the Index, and exchange-traded funds ("ETFs") that track the Index and other financial instruments that provide daily leveraged exposure to the Index or to ETFs that track the Index.
Please clarify that the swap agreements, or other financial instruments, that each Fund may invest in are tied to the relevant index.
Registrant respectfully declines to revise such disclosure as it believes the statement accurately explains that the swap agreements or other financial instruments that each Fund may invest in are tied to the relevant Index.
11) Each Fund’s Principal Investment Strategy states that the Fund “seeks to remain fully invested at all times, consistent with its stated [inverse leveraged] investment objective, but may not always have investment exposure to all of the securities in the index…” and the Fund may have exposure to securities not included in the index. Please describe the circumstances that would cause a Fund to deviate from the relevant index or invest in, or have inverse exposure to, securities not included in the index.
Registrant will consider making such revisions to this disclosure to describe the circumstances that would cause a Fund to deviate from the relevant index or invest in, or have inverse exposure to, securities not included in the index in conjunction with the Trust’s 2023 annual update.
12) As required by Form N-1A, please bold the following sentence in the “Fees and Expenses of the Fund” disclosure: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.”
Registrant has bolded the noted disclosure for all Funds.
13)Please supplementally provide a list of each index’s current constituents.
Registrant had provided the index constituents supplementally.
14)Please tailor the “Derivatives Risk” disclosure to the types of derivatives that each Fund will invest in. The Staff notes that each Principal Investment Strategy states that the Fund will invest “in financial instruments, including swap agreements,…” but does not explicitly name any other types of derivatives.
Registrant will consider making revisions to the “Derivatives Risk” disclosure in conjunction with the Trust’s 2023 annual update.

15) Please complete all empty brackets prior to effectiveness and confirm that all risk disclosure, such as sector concentration risk(s), is consistent with any newly added information.
Registrant confirms that all bracketed information will be completed prior to filing and that all sector concentration risk disclosure will be accurate and consistent with newly added information.
16) Please confirm that Cash Transactions Risk disclosure is included in the summary prospectus of applicable Funds, which may solely include Bear Funds.
Registrant confirms that the Cash Transaction Risk is included in both Bear Funds’ summary prospectuses and that the Bear Funds are the only Funds to which this risk applies.
17) Please delete or revise all disclosure throughout the registration statement relating to the suspension of the issuance of creation units to clarify that a Fund may only suspend creations in extraordinary circumstances and for limited time periods, as indicated in the adopting release for Rule 6c-11 under the 1940 Act. Such disclosures noted by the staff include, but may not be limited to the following:
The “Leverage Risk” disclosure in the summary and statutory prospectus sections, which states:
“Due to the limited availability of necessary investments or financial instruments, [a/the] Fund could, among other things, as a defensive measure, limit or suspend creations or redemptions of Creation Units in accordance with the Investment Company Act of 1940, as amended, until the Adviser determines that the requisite exposure to the [Index/underlying index] is obtainable.”
The “Market Risk” disclosure in the statutory prospectus, which states:
“If a market disruption or similar event occurs, making it not reasonably practicable for a Fund to dispose of its holdings or to determine its NAV, a Fund could seek to limit or suspend purchases of creation units.”
The disclosure under “The Effects of Fees and Expenses on the Return of a Bear Fund for a Single Trading Day” in the summary prospectus, which states:
“If a Fund is unable to obtain sufficient leveraged or leveraged inverse exposure to its underlying index due to the limited availability of necessary investments or financial instruments, a Fund could, among other things, fail to meet its daily investment objective, increase transaction fees, or limit or suspend creation units until the Adviser determines that the requisite exposure to its underlying index is obtainable. Under such circumstances, a Fund could trade at significant bid-ask spreads, premiums or discounts to its NAV and could experience substantial redemptions.”
Registrant will evaluate such disclosure in conjunction with the Trust’s 2023 annual update.
18) Please confirm that the cross referenced section under “A Precautionary Note Regarding Unusual Circumstances” is correct or remove such cross reference if the section does not exist in the Statement of Additional Information as indicated.
Registrant confirms that the cross-referenced section is correct.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC